Mail Stop 4561

April 22, 2009

By U.S. Mail and facsimile to (509)526-8873

Lloyd W. Baker
Executive Vice President and Chief Financial Officer
Banner Corporation
10 South First Avenue
Walla Walla, WA 99362

> **Re:** **Banner Corporation**
> **File No. 0-26584**
> **Form 10-K for the period ended December 31, 2008**

Dear Mr. Baker:

We have reviewed your response letter, filed with the Commission on March 13, 2009, to our comment letter of February 23, 2009 and have the following additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Asset Quality, page 51

1. Please refer to your response and revisions made in response to comment 4 of our February 23, 2009 letter. We note the numerous changes to your disclosure, both qualitative and quantitative, of the significant increase in the provision for loan losses in 2008, of the effect of the provision on operations and of the allowance for loan losses to total loans. We also note the disaggregated information you have disclosed for your non-performing. However, these disclosures do not seem to address how you determined the appropriateness of the allowance for loan losses at each balance sheet date in light of the significant deterioration of your asset quality ratios. Please tell us and revise future filings to discuss the reasons surrounding the decrease in the allowance as a percentage of non-performing loans to 40% at December 31, 2008 from 1.08% at December 31, 2007, as disclosed on page 56, which represents an approximately 63% decrease in that measure between periods. Clarify why it appears you do not expect similar severe loss trends in 2009 as you experienced in 2008. Also, please clarify how you considered the following trends:

- Non-performing loans increased approximately 342% at December 31, 2008 from December 31, 2007.

- Non-performing loans to net loans before the allowance for loan losses increased approximately 326% at December 31, 2008 from December 31, 2007.

- Charge-offs in 2008 represented approximately 83% of non-performing loans at December 31, 2007.

- Charge-offs increased approximately 737% at December 31, 2008 from December 31, 2007.

- Charge-offs in 2008 approximated 80% of the allowance for loan losses at December 31, 2007.

Financial Statements

Note. 24: Fair Value of Financial Instruments, page 124

2.   Please tell us and revise future filings to discuss in detail the specific procedures, if any, management performs to review pricing information received from independent third parties, including the frequency of your reviews and the percentage of the pricing information received that is reviewed.

3.   Please tell us revise future filings to clarify how you determine when pricing information received from independent third parties represents illiquid or inactive markets. Also, for each type of financial instrument, explain how the market was deemed inactive (illiquid), how adjustments were made for this illiquidity in the fair value estimates, and how inactive/ illiquid markets affected the choice of the valuation technique.

4.   Please tell us and revise future filings to disclose why you have not included securities available for sale in the tabular presentation on page 127, considering that they are accounted for under SFAS 157 and re-measured on a recurring basis.

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        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Paul Cline, Staff Accountant, at (202) 551-6851, or me at (202)551-3494 if you have questions.

Sincerely,

Kevin Vaughn
Branch Chief